SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that it was received, on January 12, 2016, the Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 14/2016-CVM/SEP/GEA-1, asking for clarification about the news published by the media Reuters Brazil, under the title: " Destination of the Eletrobras distribution companies can incite clashes among Federal Governement and minorities", as transcribed by the end of this Market Announcement.

In response to the mentioned Official Letter, the Company clarifies its shareholders and the market in general the following:

1. According to the Market Announcement of December 29, 2015 and the minutes of the 164th Extraordinary General Meeting of Shareholders of Eletrobras ("164th EGM") filed with the Comissão de Valores Mobiliários, New York Stock Exchange ("NYSE") and US Securities and Exchange Commission ("SEC"), as well as in the Eletrobras website (www.eletrobras.com/elb/ri), were removed from the agenda at the request of the controller shareholder Federal Government, the matters set forth in the announcement of the 164th EGM relating to the extension of the concession agreement of the subsidiaries Companhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, hereinafter referred to as "distributors", as well as items related to the privatization of these distribution companies and the increase of its share capital directly by the Federal Government while did not occur the mentioned privatization;

2. In view of the provisions of item 1 above, the mentioned distributors requested, on  December 28, 2015, the extention of the deadline for signing the addictive terms to the concession agreements under Provisional Measure No.706, of December 28, 2015 if such extension may be resolved in a new Extraordinary General Meeting of Eletrobras to be convened;

3. The Administration proposal announced for the 164th EGM presented the opinion of the management with respect to scenarios related to the extension or no extension of the concessions of these distributors, as well as the amounts involved, and, given the importance of the issue is competence of Eletrobras's shareholders decide on the matter;

4. A new EGM of Shareholders of Eletrobras shall be convened within the period established by Provisional Measure No. 706/2015, to deliberate on the matter;

MARKET ANNOUNCEMENT

5. With regard to the distribution companies Companhia de Eletricidade do Amapá (“CEA”) and Companhia Energética de Roraima (“CERR”), Eletrobras holds a minority stake, just participating in the shared management of these utilities together with the state governments of Amapá and Roraima, respectively, through the shareholders agreements celebrated as Market Announcement of November 13, 2012, June 14, 2013, August 14, 2013, September 11, 2013 and July 11, 2014, and there is no change in this situation;

6. Considering the above, there is no new fact that should be disclosed to the market, since the informations on the subject have been previously disclosed by the Company, through the appropriate channels.

Rio de Janeiro, January 13, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

MARKET ANNOUNCEMENT

Transcription of the Official Letter No. 14/2016-CVM/SEP/GEA-1

"Subject: Request Clarification of news

Dear sir,

1.         We refer to the news published on this date on Reuters Brasil, under the heading: “Destination of the Eletrobras distribution companies can incite clashes among Federal Governement and minorities”, in which consist, among others, the following statements:

“On Eletrobras EGM agenda had been reported another controversial item, also removed from the agenda: a company request was made to ask a billionare investment of resources in distribution, in order to enable a minimum business recovery before selling them.

 If the administration understood that there was base to plead from Federal Government a counterpart(funding), it is rendering a service that in the end is deficient, serving to the population… there is a conflict (of interest)… it (Amazonas Energia) may even accept (to renew the concession), but requiring a compensation”, said Ney and Barbosa, from Lobo e Ibeas Advogados.

According to a source with direct knowledge of the matter, the renewal of the distribution contract was removed from the agenda due to the difficulty the Federal Government to enable an investment in Eletrobras at that time.

Therefore, the company has been studying even the possibility of not renew the most deficient concessions, as well as Amazonas Energia and Boa Vista Energia, from Roraima, according to the same source.

If the concessions do not be renewed, licitations would be realized to choose new operators, but there are many doubts about the private investors’ interest to take these companies.

Eletrobras also confirmed to Reuters last week that will review previous commitments by which would assume the control of two more distribution companies in the North that present recurrent losses: the CEA and the CERR, state companies from Amapá and Roraima, whose concession is about to be renewed.

2.         In the light of above, we determinate that you clarify if the news are truthful, and, if confirmed their veracity, might explain the reasons why did not treat as a relevant fact, as well as coment other informations considered important about the subject.

3.         This manifestation must take place by the means of Sistema Empresa.NET, category: Market Announcement, type Clarifications on CVM/BOVESPA Consults, subject: Press release, which must include the transcription of the Ofício/Trade.

MARKET ANNOUNCEMENT

4.         It should be mentioned that by the article third of CVM Instruction No. 358/02, is the duty of the Investor Relations Officer publish and communicate the CVM and, where relevant, to the stock exchanges and organized over-the-counter entity in which the security and exchange emission of the company are admitted to negotiation, any act or relevant fact occurred or related to the business, and ensure its wide and immediate dissemination, simultaneously in all markets where such securities are traded.

5.         We alert that, in order with the Superintendencia de Relações com Empresas, in exercise of its statutory duties and, based on section II of Article 9, of Law 6,385/76, and CVM Instruction No. 452/07, reserves the right for the application of punitive fine, value R$ 1,000.00 (a thousand reais), without other administrative sanctions injury, for the non-compliance of the exigency on this trade, within 1 (one) business day, after it has become aware on this expedient, also sent by faz and e-mail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.